SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          UFOOD RESTAURANT GROUP, INC.
                                (Name of Issuer)

                   COMMON STOCK, $0.001 PAR VALUE PER SHARE.
                         (Title of Class of Securities)

                                   903508109
                                 (CUSIP Number)

                               KEVIN B. KIMBERLIN
                            C/O SPENCER TRASK & CO.
                        535 MADISON AVENUE, 18[TH] FLOOR
                              NEW YORK, NY  10022
                              TEL:  (212) 355-5565
                               FAX:  212-751-3483

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                   08/02/2007
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO.:  903508109

1.   NAME OF REPORTING PERSON:  Kevin B. Kimberlin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       (b)  x

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  AF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

7.   SOLE VOTING POWER: 4,483,712

8.   SHARED VOTING POWER: 0 shares

9.   SOLE DISPOSITIVE POWER:  4,483,712

10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON:  4,483,712

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes       No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.49%


14.  TYPE OF REPORTING PERSON:  IN

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ITEM 1.   SECURITY AND ISSUER

This Statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of UFood Restaurant Group, Inc. (the "Company"), a Nevada corporation, with a principal business address of 255 Washington Street, Suite 100, Newton, MA 02458.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This Statement is filed by Kevin B. Kimberlin ("Mr. Kimberlin").

     (b) The business address of Mr. Kimberlin is c/o Spencer Trask & Co., 535 Madison Avenue, New York, NY 10022.

     (c) Mr. Kimberlin's principal occupations are Chairman of the Board of Directors of Spencer Trask & Co. and a private investor.

     (d) Mr. Kimberlin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Kimberlin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Kimberlin is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As set forth in more detail below, the shares of Common Stock and warrants exercisable for shares of Common Stock reported herein are held directly by Spencer Trask Breakthrough Partners, LLC, a Delaware limited liability company ("STBP"), Washington Associates, LLC, a Delaware limited liability company ("Washington Associates"), Spencer Trask & Co., a Delaware corporation ("ST&Co."), Spencer Trask Investment Partners, LLC, a Delaware limited liability company ("STIP") and Concord Equities Group, Inc., a Delaware corporation ("Concord"). STBP, Washington Associates, ST&Co., STIP and Concord are sometimes collectively referred to herein as the "Spencer Trask Entities." Mr. Kimberlin is the non-member manager of STBP and STIP. Concord is wholly-owned by Washington Associates, and ST Partners LLC, an entity controlled by Mr.
Kimberlin, owns 80% of Washington Associates. Mr. Kimberlin is the sole stockholder and Chairman of the Board of Directors of ST&Co.

On August 2, 2007, for an aggregate purchase price of $501,000, STBP purchased 3,600,000 shares of Common Stock from various stockholders of the Company (the "STBP Purchase"). On the same date of the STBP Purchase, STBP distributed 2,400,000 shares of Common Stock to STIP, a member of STBP.

 In addition, on September 24, 2007, STBP purchased a 9% convertible promissory note (the "Note") from the Company in the principal amount of $50,000. The principal amount of the Note, plus accrued but unpaid interest thereon, was convertible into units ("Units"), at a price of $.50 per Unit. Each Unit consisted of one share of Common Stock and a warrant to purchase one-half of a

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share of Common Stock, at  an  exercise price of $1.25 per share and expiring on
December 18, 2012.  The Note was  to  mature  upon  the earlier of (a) March 21,
2008 or (b) the closing of (i) the merger of the Company's wholly-owned subsidiary and KnowFat Franchise Company, Inc. and (ii) a private placement offering by the Company of Units. The source of funds for payment of the Common Stock and the Note was the working capital of STBP.

Pursuant to that certain Placement Agency Agreement, dated August 24, 2007, between the Company and STV, the Company retained the services of STV as placement agent in an offering of the Company's convertible promissory notes in the principal amount of $2,000,000 (the "Offering"). Concord acted as a dealer in the Offering pursuant to the terms of that certain Master Selected Dealers Agreement, between STV and Concord, dated October 26, 2007. As partial consideration for its services as dealer, on December 18, 2007, the Company issued Concord a warrant to purchase 806,940 shares of Common Stock (the "Dealer Warrants") at an exercise price of $1.00 per share and expiring on December 18, 2014.

Pursuant to that certain Placement Agency Agreement, between the Company and STV, dated October, 17, 2007, the Company retained the services of STV as placement agent in connection with a private offering of up to 800,000 Units. As partial consideration for its services as placement agent, on December 18, 2007, the Company issued STV a warrant to purchase 358,584 shares of Common Stock ("Placement Agent Warrants") at an exercise price of $1.00 per share and expiring on December 18, 2014. STV distributed the Placement Agent Warrants to ST&Co. as of December 18, 2007.

In addition, on December 18, 2007: (a) STBP converted the Note into (i) 102,125 shares of Common Stock and (ii) warrants to purchase 51,063 shares of Common Stock at an exercise price of $1.25 per share and expiring on December 12, 2012;
(b) Concord distributed 75,000 Dealer Warrants to brokers, William Dioguardi and Gabe Lotesto, as compensation for their services in the Offering; and (c) Concord distributed 359,440 Dealer Warrants to its parent company, Washington Associates.

On January 23, 2008, STBP distributed (a) 840,000 shares of Common Stock to STIP, a member of STBP, and (b) 360,000 shares of Common Stock to Adam Stern, a natural person member of STBP.

By virtue of his ability to control the Spencer Trask Entities, Mr. Kimberlin is an indirect beneficial owner of the securities directly owned by the Spencer Trask Entities.

ITEM 4.   PURPOSE OF TRANSACTION

     (a) All of the securities reported herein were acquired for investment purposes. Mr. Kimberlin retains the right, through his control of the Spencer Trask Entities, to change his investment intent from time to time, to, directly or indirectly, acquire additional shares of Common Stock, acquire other securities of the Company or sell or otherwise dispose of all or part of the Common Stock or other securities of the Company beneficially owned by him, directly or indirectly, in any manner permitted by law.

     Mr. Kimberlin presently has no plans or proposals that relate to or would result in any of the following:

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     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g)  Any  changes  in  the  Company's   charter,   by-laws  or  instruments
corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

     (h) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

     As part of the ongoing evaluation of his investments and investment alternatives, however, Mr. Kimberlin may consider effecting any of the foregoing transactions and, subject to applicable law, may, directly or indirectly, formulate a plan or plans with respect to such transactions and may, from time to time, hold discussions with or make proposals to management and/or the Board of Directors of the Company, other stockholders of the Company or third parties regarding such matters. Mr. Kimberlin will amend the Schedule 13D if there is any material change in his plans with respect to the foregoing. Mr. Kimberlin may also, directly or indirectly, buy and/or sell securities of the Company consistent with his investment objectives.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this Statement, Mr. Kimberlin is a beneficial owner, for purposes of Section 13(d) of the Act, of 4,483,712 shares of Common Stock, which represents beneficial ownership of approximately 13.49% of the Common Stock. Specifically, Mr. Kimberlin may be deemed beneficially to own the 3,342,125 shares of Common Stock and the currently exercisable warrants to purchase up to 1,141,587 shares of Common Stock held by the Spencer Trask Entities in the aggregate. The percentage of shares of Common Stock reported beneficially owned by Mr. Kimberlin is based upon 32,078,693 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported by the Company as outstanding as of May 9, 2008 in its Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on May 19, 2008. Beneficial ownership has been determined in accordance with the rules of the Commission.

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

     (b) Mr. Kimberlin indirectly has the sole power to vote or direct the vote of and dispose or direct the disposition of all shares of Common Stock that may be deemed to be beneficially owned by him.

     (c) There have been no transactions in securities of the Company in the past 60 days.

     (d) No person other than Mr. Kimberlin or the direct holder of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                            [SIGNATURE PAGE FOLLOWS]


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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2008
                                    KEVIN B. KIMBERLIN

                                    /s/ Kevin B. Kimberlin
                                    ----------------------
                                    Kevin B. Kimberlin